Exhibit 4.45

-Confidential-

3rd AMENDMENT TO DISTRIBUTION AGREEMENT

This 3rd amendment (the “Amendment”) to the Distribution Agreement dated May 20, 2020 (the “Agreement”), by and between Kamada Ltd., a company organized under the laws of the State of Israel, with its principal office in 2 Holzman Street, Weizmann Science Park, Rehovot 7670402, Israel (“Supplier”), and TUTEUR S.A.C.I.F.I.A., with its principal office at Av. Juan de Garay 850, 2nd Floor, “D”, 1153 Buenos Aires, Argentina (the “Distributor”), is effective as of June 20, 2023 (the “Effective Date”).

RECITALS

WHEREAS,	section 9.5 of the Agreement determines the terms of payment, section 9.6 determines the Distributor’s bank guarantee requirements, and Appendix A determines the Transfer Price and the Minimum Supply Price of the Products; and

WHEREAS,	the Parties wish to amend the terms of payment under section 9.5 to [*****] days from the AWB date; and

WHEREAS,	the Parties wish to amend section 9.6 to waive the requirement from the Distributer of issuing a bank guarantee when the total outstanding amount due from Distributor to Supplier does not exceed USD$ 1,500,000 (one million and five hundred thousand U.S. Dollars) at any time during that period; and

WHEREAS,	the Parties wish to amend the Transfer Price of AAT IV 50ml/1 gram in the territory of Argentina and Uruguay as set forth in Appendix A;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, terms and conditions set forth herein, Supplier and the Distributor hereby agree to amend the Agreement as follows:

1.	Unless otherwise specified, all terms written in capital letters in this Amendment shall have the same meaning as previously defined in the Agreement.

2.	Section 9.5 of the Agreement shall be amended as follows:

Commencing in December 2023, including shipment with reference invoice: [*****], Distributor shall pay Supplier in full for each Invoice in US Dollars within [*****] days from AWB date.

3.	Section 9.6 of the Agreement shall be amended as follows:

3.1.	Notwithstanding the terms indicated under Section 9.6 of the Agreement, Supplier agrees to waive Distributor’s requirements to issue a bank guarantee as indicated thereunder for any order shipped from December 1, 2023, and onwards, so long as the total outstanding amount due from Distributor to Supplier does not exceed USD 1,500,000 (one million and five hundred thousand U.S. Dollars) (the “Credit Limit”) at any time. A bank guarantee will be required to be issued by Distributor, as per the terms of Section 9.6 of the Agreement, for any required shipment of product that, if shipped, would result in the total outstanding amount due by Distributor to Supplier exceed the Credit Limit; for the avoidance of doubt it is clarified that in such events, the bank guarantee would be issued in an amount equal to the total value of the said shipment irrespective of the amount due by Distributor which is in excess over the Credit Limit.

Example: in an event whereby the outstanding amount due by Distributer to Supplier at given time is USD 1,400,000, and Distributer requested another shipment at a total value of USD 500,000, then the bank guarantee to be issued by Distributer would be at a value of USD 500,000.

3.2.	The terms of Clause 3.1 above shall immediately and automatically expire, and the original terms indicated under Section 9.6 of the Agreement shall apply as is, if the Distributor undergoes any Change of Control or Management Change (as defined below).

“Management Change” means any significant alteration in the key executive or decision-making positions, or any change that substantially affects the control or direction of the Distributor.

“Change of Control” means the direct or indirect acquisition by a person or entity of the shares of the Distributer, representing more than fifty (50%) of the voting rights of the Distributer; or the sale or disposal of all or substantially all assets of the Distributer’s assets; or a reorganization of the Distributer leading to the transfer of the rights conferred under the Agreement.

3rd Amendment to Distribution Agreement

-Confidential-

4.	The Minimum Supply Price and Transfer Price of AAT IV 50ml/1 gram in the territory of Argentina and Uruguay, as set forth in Appendix A shall be amended as follows:

The Minimum Supply Price of AAT IV 50ml/1 gram for the territory of Argentina and Uruguay, shall be USD$ [*****] per vial.

The Transfer Price will be equal to the higher of 50% of the Product’s Net Price as sold by Distributer in Argentina and Uruguay, or the Minimum Supply Price.

Notwithstanding anything to the contrary, the Parties agree that the Transfer Price for the single shipment of June 2023, of [*****] of vials of AAT IV 50ml/1 gram, will be equal to the higher of [*****] of the Product’s Net Price as sold by Distributer in Argentina, or the Minimum Supply Price.

5.	All provisions of the Agreement that are not expressly amended by the terms of this Amendment shall remain in full force and effect without modification.

6.	This Amendment may be signed in one or more counterparts, including by signatures transmitted through electronic signature technology, with a reputable and renowned servicer provider, such as DocuSign or Adobe Sign or equivalent software, showing similar measures of security and identification, each of which shall be deemed one and considered the same original and taken together as one and the same document. The Parties agree that the electronic signatures appearing on this Agreement are the same as handwritten signatures for the purposes of validity, enforceability and admissibility.

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed by their respective, duly authorized, officers, as of the day and year first above written.

KAMADA LTD.	TUTEUR S.A.C.I.F.I.A

By: Mr. Amir London, CEO	By: [*****]
Title: [*****]

By: Mr. Chaime Orlev, CFO

3rd Amendment to Distribution Agreement